SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. ) 1

Ocera Therapeutics, Inc.
(Name of Issuer)

Common Stock, $.00001 par value
(Title of Class of Securities)

67552A108
(CUSIP Number)

Domain Associates, LLC	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: Morri H. Weinberg, Esq
Tel: (609) 683-5656	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPNo. 67552A108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		Domain Partners VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	988,285
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	988,285
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		988,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.7%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 67552A108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		DP VIII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	7,333
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	7,333
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 0.1%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 67552A108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		Domain Partners VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,897,336*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,897,336*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,897,336*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		16.7%
14.	TYPE OF REPORTING PERSON		PN

* Includes 40,300 shares issuable upon exercise of Warrants.

CUSIP No. 67552A108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		DP VI Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	15,731
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	15,731
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,731
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.1%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 67552A108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		Domain Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.			SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	47,963
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	47,963
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,963
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.4%
14.	TYPE OF REPORTING PERSON		OO

CUSIP No. 67552A108
SCHEDULE 13D

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.00001 par value (the “Common Stock”), of Ocera Therapeutics, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 12651 High Bluff Drive, Suite 230, San Diego, CA  94080.

Item 2.   Identity and Background.

(a)           This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):  (i) Domain Partners VIII, L.P., a Delaware limited partnership ("DP VIII"), (ii) DP VIII Associates, L.P., a Delaware limited partnership ("DP VIII A"), (iii) Domain Partners VI, L.P., a Delaware limited partnership ("DP VI"), (iv) DP VI Associates, L.P., a Delaware limited partnership ("DP VI A"), and (v) Domain Associates, LLC, a Delaware limited liability company ("DA") (each, a "Reporting Person" and collectively, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c)    The principal business of each of DP VIII and DP VIII A is that of a private investment partnership.  The sole general partner of DP VIII and DP VIII A is One Palmer Square Associates VIII, LLC, a Delaware limited liability company (“OPSA VIII”).  The principal business of  OPSA VIII is that of acting as the general partner of DP VIII and DP VIII A.  James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak, and Nicole Vitullo are the managing members of OPSA VIII.

The principal business of each of DP VI and DP VI A is that of a private investment partnership.  The sole general partner of DP VI and DP VI A is One Palmer Square Associates VI, LLC, a Delaware limited liability company (“OPSA VI”).  The principal business of  OPSA VI is that of acting as the general partner of DP VI and DP VI A.  James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker  and Nicole Vitullo are the managing members of OPSA VI.

The principal business of DA is that of a venture capital management company.  James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak, Nicole Vitullo and Kim P. Kamdar are the managing members of DA.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Domain Associates, LLC., One Palmer Square, Princeton, New Jersey  08542.

(d)–(e)    During the last five years, none of the Reporting Persons or individuals named in this Item 2 has been  (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals named in this Item 2 is a citizen of the United States.

CUSIP No. 67552A108

Item 3.   Source and Amount of Funds or Other Consideration.

On April 23, 2013, the Issuer (then named Tranzyme, Inc.) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Ocera Therapeutics, Inc., a privately-held Delaware corporation (“Ocera”), and Terrapin Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Merger Sub”).  Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Ocera (the “Merger”), with Ocera surviving the Merger as a wholly-owned subsidiary of  the Issuer (the “Merger”).  At the effective time of the Merger on July 15, 2013, (i) each outstanding share of Ocera common stock (including shares of  Ocera common stock issuable on conversion of the preferred stock and convertible notes that Ocera had outstanding, as well as  interest accrued on such notes) automatically converted into the right to receive 0.11969414 shares of Common Stock of the Issuer (giving effect to a 12-for-1 reverse stock split of the Issuer effected immediately prior to the effectiveness of the Merger) and (ii) the Issuer changed its name to Ocera Therapeutics, Inc.  As shareholders of Ocera, DP VI, DP VI A and DA received 1,525,163, 15,731 and 47,963 shares, respectively, of Common Stock of the Issuer as merger consideration, and DP VI received Warrants to purchase 40,300 shares of Common Stock at an exercise price of $0.67 per share.  The Merger Agreement is incorporated herein as Exhibit B by reference to Exhibit 2.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 29, 2013, and any description thereof is qualified in its entirety by reference thereto.

Also on April 23, 2013, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain existing Ocera stockholders. The consummation  of the transactions contemplated by the Securities Purchase Agreement were conditioned on the consummation of the Merger. On July 15, 2013, immediately following the effectiveness of the Merger and pursuant to the Securities Purchase Agreement, DP VI, DP VIII and DP VIII A purchased 331,873, 988,285 and 7,333 shares, respectively, of Common Stock of the Issuer for a purchase price of $6.0264 per share. The source of funds for such purchase was the working capital of DP VI, DP VIII and DP VIII A. The Securities Purchase Agreement is incorporated herein as Exhibit C by reference to Exhibit 10.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 29, 2013, and any description thereof is qualified in its entirety by reference thereto.

Item 4.   Purpose of Transaction.

DP VI, DP VI A and DA acquired shares of Common Stock as reported in this Schedule 13D in order to effect the Merger described in Item 3 above.  DP VI purchased additional shares of Common Stock, and DP VIII and DP VIII A purchased shares of Common Stock, as also reported in this Schedule 13D, for investment purposes.  The Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.  The Reporting Persons may from time to time, depending on market conditions and other considerations, including the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase additional shares or dispose of some or all of the shares held by them, and/or make in-kind distributions of shares to their respective partners, and the Reporting Persons reserve the right to change their respective intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D.

CUSIP No. 67552A108

Item 5.   Interest in Securities of the Issuer.

(a)    The information requested by this paragraph is incorporated herein by reference to the cover pages to this Schedule13D. Ownership percentages are based on 11,287,924 shares of Common Stock outstanding  as of  July 24, 2013, as provided by the transfer agent for the Issuer.

(b)    The managing members of OPSA VIII may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VIII and DP VIII A.  The managing members of OPSA VI may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VI and DP VI A. The managing members of DA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DA.  Each of the managing members of OPSA VIII, OPSA VI and DA disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VIII , OPSA VI and/or DA, in the securities owned by DP VIII, DP VIII A, DP VI, DP VI A and/or DA.

(c)    Not Applicable

(d)    Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)    Not applicable.

Item 6.
Concurrently with the execution of the Securities Purchase Agreement on April 23, 2013, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) granting customary registration rights to the purchasers under the Securities Purchase Agreement. The Registration Rights Agreement is incorporated herein as Exhibit D by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 29, 2013, and any description thereof is qualified in its entirety by reference thereto.

Item 7.   Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B - Merger Agreement (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 29, 2013)

Exhibit C – Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 29, 2013)

Exhibit D – Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 29, 2013)

CUSIP No. 67552A108

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2013

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC

By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 67552A108

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  July 25, 2013

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC

By:	/s/ Kathleen K. Schoemaker
Managing Member